EXHIBIT 99.1

EXECUTION COPY

BYAIR CORPORATION

AND

GENERAL WIRELESS TECHNOLOGIES INC.

CONDITIONAL DEED FOR THE SALE AND PURCHASE

OF THE PLANET BUSINESS AND ASSETS

THIS DEED is made on 22 August 2002

BETWEEN:

(1)	BYAIR CORPORATION, a company incorporated in Delaware whose registered office is at 831 Martin Ave., Santa Clara, CA 95050, the USA (the “Seller”); and

(2)	GENERAL WIRELESS TECHNOLOGIES INC., a company incorporated in the British Virgin Islands (company no.496428), whose registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, the British Virgin Islands and whose offices in Hong Kong is at 33/F, New World Tower I, 18 Queen’s Road Central, Hong Kong (the “Buyer”).

WHEREAS:

(A)	Immediately before the execution of this Deed, the Seller was the operator of a mobile wireless data transmission and network business under the name “Planet” in the People’s Republic of China which involves the provision of message control centre services, wireless data infrastructure, terminal equipment, network management services, application gateways and message routing services (the “Business”). The Seller also operates a mobile information services business under the name “byair”.

(B)	The Seller and the Buyer agree to enter into a Distribution and Licence Agreement (the “DL Agreement”) on or around the date of this Deed whereby the Seller, shall: (i) give the Buyer the right to use, modify and develop the Seller’s technology rights in relation to the Business; (ii) allow the Buyer to use all of the Seller’s intellectual property rights in connection with the Business; (iii) sell certain stock to the Buyer; and (iv) allow and authorise the Buyer to operate the Business on its own account and in particular, approach the Seller’s existing customers and find new customers with a view to entering into new contracts with them in connection with the Business. In consideration of the above, the Buyer agrees to be responsible for: (a) taking up the responsibility of operating of the Business; and (b) providing funding for such operation. The Seller and the Buyer agree that the Buyer shall receive and enjoy all revenues, income and profits attributable to or arising from the operation of the Business pursuant to the terms of DL Agreement.

(C)	The Seller and the Buyer further agree to enter into this Deed whereby the Seller shall sell the Business and all its assets (including technology rights and intellectual property rights) in connection with the Business (but excluding all liabilities in connection with the Business) to the Buyer at or at any time before the expiry of 12 months from the date hereof (or 24 months if such deadline is extended by mutual agreement of the Buyer and the Seller) in case the Buyer, at its absolute discretion, forms the view that the Business is viable and communicates this view to the Seller upon the terms of and subject to the conditions to this Deed.

(D)	For the avoidance of doubt, the Seller and the Buyer intend that this Deed shall constitute a binding obligation on the Seller’s part to sell the Business and all the assets in connection therewith to the Buyer (at the purchase price set forth herein) upon satisfaction (or waiver by the Buyer, if applicable) of all the conditions to this Deed.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Deed:

“Assets” means all the property and assets agreed to be sold and purchased under this Deed;

“Business Day” means a day other than a Saturday or Sunday or public holiday in Hong Kong;

“Completion” means completion of the sale and purchase of the Business and the Assets in accordance with this Deed;

“Completion Date” means the date which is three Business Days after the date (not being later than 15 September 2004) on which the last of the Conditions to be satisfied or waived is satisfied or waived;

“Condition” means a condition set out in clause 3.1 and “Conditions” means all those conditions;

“Confidential Information” means all information which is used in or otherwise relates to the Business, the Assets or customers or financial or other affairs of the Seller in relation to the Business including, without limitation, information relating to:

(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)	future projects, business development or planning, commercial relationships and negotiations;

but does not include information which is made public by, or with the consent of, the Buyer;

“Cut-off Date” means 15 April 2002;

“Effective Time” means 9.00 a.m. on the Completion Date;

“Employees” means the employees employed in the Business;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

“Excluded Assets” means the assets set out in schedule 1;

“Goodwill” means the goodwill of the Business and the right for the Buyer to use the name “Planet” and to represent itself as operating the Business in succession to the Seller;

“Hong Kong” means the Hong Kong Special Administration Region of the PRC;

“Intellectual Property” means:

(a)	patents, trade marks, service marks, registered designs, technology rights, applications and rights to apply for any of those rights, trade, business and company names, internet domain names and email addresses, unregistered trade marks and service marks, copyrights, database rights, rights in software, knowhow, rights in designs and inventions;

(b)	rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a); and

(c)	rights of the same or similar effect or nature as or to those in paragraphs (a) and (b) which now or in the future may subsist; and

(d)	the right to sue for past infringements of any of the foregoing rights;

“Intellectual Property Rights” means all Intellectual Property owned by the Seller, or used or required to be used, in connection with the Business;

“Management Accounts” means the unaudited profit and loss account of the Seller relating to the Business in respect of the period starting on 31 May 2000 and ending on 31 March 2002, and the unaudited balance sheet of the Seller as at, 31 March 2002;

“MCC” means message control centre;

“Permit” means:

(a)	a permit, licence, consent, approval, certificate, qualification, specification, registration or other authorisation; or

(b)	a filing of a notification, report or assessment

in each case necessary for the effective operation of the Business, the Seller’s ownership, possession, occupation or use of any of the Assets or the execution or performance of this Deed;

“PRC” means the People’s Republic of China;

“Records” means the Seller’s books and records relating to the Business and the Assets (including, without limitation, purchase and sales day books and purchase and sales invoices and the registration and renewal certificates for each Intellectual Property Right registered at the date of this Deed);

“Stock” means base stations, MCCs and other stock items in relation to the Business, details of which is set out in schedule 5;

“Tax” means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority;

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world;

“US$” means United States Dollar, the lawful currency of the USA;

“USA” means the United States of America;

“Warranty” means a statement contained in schedule 3 and “Warranties” means all those statements; and

“Warranty Claim” means a claim by the Buyer under or pursuant to the provisions of clause 6.1 or 6.2.

1.2	In this Deed, a reference to:

1.2.1	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

1.2.2	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Deed and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Deed;

1.2.3	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.4	a person includes a reference to that person’s legal personal representatives, successors and permitted assigns;

1.2.5	a recital, clause, paragraph or schedule, unless the context otherwise requires, is a reference to a recital, clause or paragraph of, or schedule to, this Deed;

1.2.6	any Hong Kong legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Hong Kong, be deemed to include what most nearly approximates in that jurisdiction to the Hong Kong legal term and to any Hong Kong ordinance or statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

1.2.7	a time of day is a reference to the time in Hong Kong.

1.3	The headings in this Deed do not affect its interpretation.

1.4	The recitals and schedules shall form integral parts of this Deed.

1.5	A reference in schedule 3 to the Seller’s knowledge, information or belief is deemed to include knowledge, information or belief which the Seller would have if the Seller had made all reasonable enquiries.

2.	SALE AND PURCHASE

2.1	The Seller as the legal and beneficial owner agrees to sell and the Buyer agrees to buy, in each case with effect from the Effective Time and free of any Encumbrance, the Business and the following assets:

2.1.1	the Goodwill;

2.1.2	the Intellectual Property Rights;

2.1.3	the Records;

2.1.4	the Stock (other than such part of it which has been sold by the Seller to the Buyer pursuant to the terms of DL Agreement);

2.1.5	the benefit of any amount to which the Seller is entitled from a person (including, without limitation, an insurer) in respect of damage or injury to any of the Assets other than an amount spent before the Effective Time in repairing the damage or injury; and

2.1.6	all other property and assets owned by the Seller and used in connection with the Business at the Effective Time (wherever located), except as specified in clause 2.2.

2.2	The Excluded Assets are not included in the sale of the Assets.

3.	CONDITIONS

3.1	Completion is conditional upon:

3.1.1	the Buyer, being the operator of the Business pursuant to the terms of the DL Agreement, having satisfied itself and formed the view that the Business is viable and communicated this view to the Seller by written notice on or before the expiry of 12 months from the date of this Deed (such deadline may be extended by mutual agreement to the expiry of 24 months from the date of this Deed); and

3.1.2	all of the following conditions being satisfied, or in the case of the conditions in clauses 3.1.2 (b) and (c) waived by the Buyer, on or before 5:00 pm on 15 September 2004:

(a)	the transactions contemplated under this Deed having been approved by the board of directors of the Seller in accordance with the provisions of the constitutional documents of the Seller;

(b)	the Buyer having satisfied itself that the Seller has not committed any breach of the provisions and warranties contained in the DL Agreement; and

(c)	the relevant authorities having confirmed to the Buyer’s reasonable satisfaction that the Buyer has been granted each permit, licence, authorisation and consent (including without limitation a new type approval certificate and business licence) required for the proper and effective operation of the Business.

3.2	The Seller shall make all reasonable efforts to achieve satisfaction of the Conditions set out in clause 3.1.2 (a) and (b) as soon as possible after the date of this Deed and in any event not later than 5:00 pm on 15 September 2004.

3.3	If, at any time, the Seller or the Buyer becomes aware of a fact or circumstance that might prevent a Condition being satisfied, it shall promptly inform the other party.

3.4	At any time on or before 5:00 pm on 15 September 2004, the Buyer may waive the Conditions set out in clauses 3.1.2 (b) and (c) by notice to the Seller on any terms it decides.

3.5	If a Condition set out in clauses 3.1.2 (b) and (c) has not been waived by the Buyer pursuant to clause 3.4 or has not been satisfied by 5:00 pm on 15 September 2004 this Deed shall automatically terminate with immediate effect.

3.6	Each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

4.	PURCHASE PRICE

The purchase price of the Assets is US$2,000,000 minus the aggregate amount payable and already paid by the Buyer to the Seller as the consideration of acquiring certain Stock items from the Buyer pursuant to the terms of the DL Agreement.

5.	COMPLETION

5.1	Completion shall take place at the office of the Buyer on the Completion Date.

5.2	At Completion:

5.2.1	the Seller and the Buyer shall do all those things respectively required of them in schedule 2; and

5.2.2	the Buyer shall, against complete performance of the acts which the Seller is required to perform under schedule 2, pay the purchase price determined with reference to clause 4 to the Seller or as the Seller directs in writing by bankers draft/transfer of funds for same day value to the account which is notified to the Buyer by the Seller at least three Business Days before the Completion Date.

5.3	The Buyer is not obliged to complete this Deed unless:

5.3.1	the Seller complies with all its obligations under clause 5 and schedule 2; and

5.3.2	the purchase of all of the Assets is completed simultaneously.

5.4	If Completion does not take place on the Completion Date because the Seller fails to comply with any of its obligations under clause 5 or schedule 2 (whether that failure by the Seller amounts to a repudiatory breach or not), the Buyer may by notice to the Seller:

5.4.1	proceed to Completion to the extent reasonably practicable (but if the Buyer exercises its right pursuant to clause 5.4.1, completion of the purchase of some of the Assets does not affect the Buyer’s rights in connection with the others);

5.4.2	postpone Completion to a date not more than 28 Business Days after the Completion Date and not later than 15 September 2004; or

5.4.3	terminate this Deed.

5.5	If the Buyer postpones Completion to another date in accordance with clause 5.4.2, the provisions of this Deed apply as if that other date is the Completion Date.

5.6	The Buyer and the Seller hereby acknowledge that:

5.6.1	the Buyer has agreed to take up the responsibility of operating the Business and provide funding for such operation for a period of 12 months pursuant to the terms of the DL Agreement; and

5.6.2	in the event that this Deed is terminated (by the Buyer or otherwise) due to failure on the part of the Seller to perform its obligations under clause 5 and/or schedule 2 (provided that all the Conditions have been satisfied), the Buyer will suffer significant losses because the Buyer will have invested a considerable amount of money in the Business through the provision of funding for the operation of the Business pursuant to and during the term of the DL Agreement.

Nothing in this Deed shall be so construed as to prevent the Buyer from bringing an action and obtaining a decree for specific performance either in lieu of or in addition thereto as the Buyer may have sustained by reason of the Seller’s failure to complete its obligations under clause 5 or schedule 2.

5.7	If the Buyer terminates this Deed pursuant to clause 5.4.3, each party’s further rights and obligations under this Deed shall cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination (which, for the avoidance of doubt, shall include the Buyer’s rights under clause 5.6 of this Deed).

6.	WARRANTIES AND PRE-COMPLETION CONDUCT

6.1	The Seller warrants to the Buyer that each Warranty is true, accurate and not misleading at the date of this Deed.

6.2	Immediately before the Effective Time, the Seller is deemed to warrant to the Buyer that each Warranty is true, accurate and not misleading by reference to the facts and circumstances at the Effective Time. For this purpose only, where there is an express or implied reference in a Warranty to the “date of this Deed”, that reference is to be construed as a reference to the “Effective Time”.

6.3	The Seller acknowledges that the Buyer:

6.3.1	is entering into this Deed in reliance on each Warranty which has also been given as a representation and with the intention of inducing the Buyer to enter into this Deed; and

6.3.2	may rely on the Warranties in warranting to any subsequent buyer of all or any of the Assets or all or any part of the Business.

6.4	No other knowledge relating to the Business or any of the Assets (actual, constructive or imputed) prevents or limits a claim made by the Buyer for breach of clause 6.1 or 6.2. The Seller shall not invoke the Buyer’s knowledge (actual, constructive or imputed) of a fact or circumstance which might make a Warranty untrue, inaccurate or misleading as a defence to a claim for breach of clause 6.1 or 6.2.

6.5	The Seller undertakes not to make any claim against any director, officer or employee of the Seller who at Completion will become a director, officer or employee of the Buyer or the Business or enforce a right which it may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by such a person for the purpose of assisting the Seller to make a representation, give a Warranty.

6.6	Each Warranty is to be construed independently and (except where this Deed provides otherwise) is not limited by a provision of this Deed or another Warranty.

6.7	Between the execution of this Deed and Completion the Seller shall:

6.7.1	comply with schedule 4; and

6.7.2	notify the Buyer immediately if it becomes aware of a fact or circumstance which constitutes or which would or might constitute a breach (whether or not repudiatory in nature) of clause 6.1, 6.2 or 6.7.1 or which would or might cause a Warranty to be untrue, inaccurate or misleading if given in respect of the facts or circumstances as at Completion.

7.	THE BUYER’S REMEDIES

7.1	If, at any time before Completion, the Buyer considers that the Seller is in breach of any provision of this Deed (whether or not such breach amounts to a repudiatory breach) or if the Seller gives a notice under clause 6.7.2, the Buyer may by notice to the Seller elect to proceed to Completion or terminate this Deed.

7.2	Without prejudice to clause 5.6, if the Buyer terminates this Deed pursuant to clause 7.1:

7.2.1	the Seller shall indemnify, and keep indemnified, the Buyer on demand against all its costs relating to the negotiation, preparation, execution or termination of this Deed or the satisfaction of any Condition; and

7.2.2	each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

7.3	If Completion takes place (whether or not pursuant to an election by the Buyer under clause 7.1) and there is a Warranty Claim, the Seller shall indemnify, and keep indemnified, the Buyer against each loss, liability and cost which the Buyer incurs in connection with a breach of clause 6.1 or 6.2 by the Seller.

7.4	The Seller shall indemnify, and keep indemnified, the Buyer on demand against each loss, liability and cost which the Buyer incurs whether before or after the start of an action arising (directly or indirectly) out of:

7.4.1	the settlement of a claim against the Seller in respect of a breach or an alleged breach of any provision of this Deed or the enforcement of a settlement; and

7.4.2	legal proceedings against the Seller in respect of a breach or an alleged breach of any provision of this Deed in which judgment is given for the Buyer or the enforcement of the judgment.

The Seller’s maximum liability under the indemnity set out in this clause 7.4 shall not exceed US$1,000,000.

8.	LIABILITIES AND APPORTIONMENTS

8.1	The Seller:

8.1.1	remains responsible for:

(a)	all operational expenses incurred by it in connection with the Business before the Cut-off Date; and

(b)	all other liabilities incurred by it in connection with the Business or the Assets before the Effective Time whether or not invoiced and whether or not due and payable at that time;

8.1.2	remains responsible for all claims by any person outstanding against it as at the Effective Time or arising by reason of any act or omission by it before the Effective Time (including, without limitation, all claims by any person in connection with any goods or services supplied by the Seller before the Effective Time);

8.1.3	shall promptly pay those expenses and/or liabilities referred to in clause 8.1.1 which relate to the Business and/or the Assets and promptly settle those claims referred to in clause 8.1.2 which relate to the Business and/or the Assets; and

8.1.4	shall indemnify, and keep indemnified, the Buyer on demand against each loss, liability and cost which the Buyer incurs as a result of the Seller’s failure to comply with its obligations under clause 8.1.1, 8.1.2 or 8.1.3 and against any other liability arising out of or in connection with the ownership or operation of the Business or the Assets before the Effective Time, including, without limitation, each loss, liability or cost incurred as a result of defending or settling a claim alleging such a liability but excluding any liability of the Buyer arising under the express terms of this Deed. The Seller’s maximum liability under the indemnity set out in this clause 8.1.4 shall not exceed US$1,000,000.

8.2	The Buyer:

8.2.1	is responsible for all operational expenses incurred in connection with the Business after the Cut-off Date; and

8.2.2	is responsible for all operational expenses and liabilities incurred in connection with the Business and the Assets after the Effective Time.

8.3	If a payment of outgoings or expenses in respect of the Business or the Assets for a period covering both before and after the Cut-off Date or the Effective Time (as the case may be) has been or is made by:

8.3.1	the Seller, the Buyer shall pay the Seller an amount equal to that proportion of the payment that relates to the period after the Cut-off Date or the Effective Time (as the case may be); or

8.3.2	the Buyer, the Seller shall pay the Buyer an amount equal to that proportion of the payment that relates to the period before the Cut-off Date or the Effective Time (as the case may be),

in each case in accordance with clauses 8.1 and 8.2.

8.4	If a payment in respect of the Business or the Assets for a period covering both before and after the Cut-off Date has been or is received by:

8.4.1	the Seller, the Seller is entitled to retain the proportion of the payment that relates to the period before the Cut-off Date and shall pay the Buyer an amount equal to the remainder; or

8.4.2	the Buyer, the Buyer is entitled to retain the proportion of the payment that relates to the period after the Cut-off Date and shall pay the Seller an amount equal to the remainder.

9.	EMPLOYEES

The Seller shall be responsible for paying all liabilities which it may incur as a result of the termination of the Employees in connection with the transfer of the Business contemplated in this Deed and indemnify, and keep indemnified, the Buyer on demand against each loss, liability and cost which the Buyer may incur in connection with such termination of employment.

10.	POST-COMPLETION OBLIGATIONS

10.1	If title to any of the Assets is not effectively vested in the Buyer at Completion, then subject to clause 10.3 the Seller shall hold those Assets in trust for the Buyer until title is effectively vested in the Buyer.

10.2	Each party shall immediately give to the other all payments, notices, correspondence, information or enquiries in relation to the Business or the Assets which it receives after Completion and which belong to the other.

10.3	For 180 days starting on the Completion Date the Seller shall give to the Buyer any information and help the Buyer reasonably requires in connection with the Business and the Assets. The Buyer shall reimburse the Seller’s reasonable costs in providing that information and help.

11.	FURTHER UNDERTAKINGS BY THE SELLER

11.1	The Seller undertakes to the Buyer that it will not do any of the following things:

11.1.1	for a period of two years starting on the date of this Deed, either alone or jointly with, through or as adviser or consultant to, or agent of, or manager for, any person directly or indirectly carry on or be engaged, concerned or interested in, or assist, a business which competes, directly or indirectly, with the Business as carried on at the date of this Deed or at any time in the twelve months prior to that date in a territory in which the Business is or was carried on at any such date or time;

11.1.2	for a period of two years starting on the date of this Deed, do or say anything which is harmful to the goodwill of the Business (as subsisting at the date of this Deed) or which may lead a person who has dealt with the Business at any time during the twelve months prior to the date of this Deed to cease to deal with the Business on substantially equivalent terms to those previously offered or at all;

11.1.3	for a period of two years starting on the date of this Deed, on its own account or in conjunction with or on behalf of any other person in respect of the products or services of the Business either seek to obtain orders from, or do business with, or encourage directly or indirectly another person to obtain orders from or do business with, a person who has been a customer of the Business at any time during the twelve months prior to the date of this Deed for the products or services of the Business in its territory of operation;

11.1.4	for a period of two years starting on the date of this Deed, seek to contract with or engage (in such a way as to affect adversely the Business as carried on at the date of this Deed) a person who has been contracted with or engaged to manufacture, assemble, supply or deliver goods or services to the Business at any time during the twelve months prior to the date of this Deed; or

11.1.5	pending Completion, directly or indirectly:

(a)	enter into or be involved in any discussion or negotiation with any person except the Buyer in connection with the sale of the Business or any part of the Business or (except in the usual course of business) of any of the Assets;

(b)	enter into an agreement or arrangement with any person except the Buyer or any person designated by the Buyer in connection with the sale of the Business or any part of the Business or (except in the usual course of business) of any of the Assets; or

(c)	make available to any person except the Buyer, its directors, officers, duly authorised representatives, advisers or agents any information relating to the sale of the Business or any part of the Business or (except in the usual course of business) of any of the Assets.

11.2	Each undertaking in clause 11.1 constitutes an entirely independent undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining undertaking(s) shall continue to bind the Seller.

11.3	The Seller acknowledges that reputation and goodwill is attached to the name “Planet” and that the Buyer is acquiring all rights in that name under this Deed in respect of its use in connection with the Business. After the date of this Deed the Seller may not, directly or indirectly, use, or authorise, encourage, allow or assist a person to use, a name or names identical or confusingly similar to “Planet” in connection with an activity which competes directly or indirectly with the Business.

11.4	The Buyer and the Seller acknowledge that none of the existing contracts of the Business (i.e. contracts entered into by the Seller in connection with the Business prior to the date of this Deed) shall not be transferred to or taken up by the Buyer and the Seller shall remain responsible for performing all outstanding obligations under these contracts at its own cost. The Seller shall indemnify, and keep the Buyer indemnified, from and against all losses, damages, liabilities, costs and/or expenses which may arise from or in connection with these contracts.

11.5	On receiving the Buyer’s reasonable request the Seller shall (at its cost):

11.5.1	do and execute, or arrange to be done and executed, each act, document and thing necessary to implement this Deed; and

11.5.2	give to the Buyer all information it possesses or to which it has access relating to the Business and allow the Buyer to copy any document containing that information.

12.	CONFIDENTIAL INFORMATION

12.1	The Seller undertakes to the Buyer that before and after Completion the Seller shall:

12.1.1	not use or disclose to a person Confidential Information it has or acquires; and

12.1.2	make every effort to prevent the use or disclosure of Confidential Information.

12.2	Clause 12.1 does not apply to disclosure of Confidential Information:

12.2.1	to a director, officer or employee of the Buyer whose function requires him to have the Confidential Information;

12.2.2	required to be disclosed by law, by a rule of a listing authority or stock exchange by or on which the Seller’s shares are listed or traded or by a governmental authority or other authority with relevant powers to which the Seller is subject or submits, whether or not the requirement has the force of law, provided that the disclosure shall so far as is practicable be made after consultation with the Buyer and after taking into account the Buyer’s reasonable requirements as to its timing, content and manner of making or despatch; or

12.2.3	to an adviser for the purpose of advising the Seller in connection with the transactions contemplated by this Deed provided that such disclosure is essential for these purposes and is on the basis that clause 12.1 applies to use and disclosure by the adviser.

12.3	The Buyer undertakes to the Seller that before Completion the Buyer shall:

12.3.1	not use or disclose to a person Confidential Information it has or acquires; and

12.3.2	make every effort to prevent the use or disclosure of Confidential Information,

where such disclosure is not necessary for the operation of the Business.

13.	ANNOUNCEMENTS

13.1	Subject to clauses 13.2 to 13.5, neither party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Deed unless it has first obtained the other party’s written consent, which may not be unreasonably withheld or delayed.

13.2	Clause 13.1 does not apply to a public announcement, communication or circular:

13.2.1	made or sent by the Buyer after the date hereof to a customer, client or supplier of the Business informing it of the Buyer’s taking over of the operation of the Business; or

13.2.2	required by law, by a rule of a listing authority or stock exchange by or on which either party’s shares are listed or traded or by a governmental authority or other authority with relevant powers to which either party is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall so far as is practicable be made after consultation with the other party and after taking into account the reasonable requirements of the other party as to its timing, content and manner of making or despatch.

13.3	After the date of this Deed the Seller may not give to a customer, client or supplier of the Business information about the transactions referred to in this Deed other than informing it that the Buyer has taken over the operation of the Business.

13.4	After the date of this Deed the Buyer may give to any customer, client or supplier of the Business information about the transactions referred to in this Deed other than the amount of the purchase price.

14.	COSTS

Except where this Deed or the relevant document provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Deed and of each document referred to in it.

15.	GENERAL

15.1	A variation of this Deed is valid only if it is in writing and signed by or on behalf of each party.

15.2	The failure to exercise or delay in exercising a right or remedy provided by this Deed or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Deed or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

15.3	The Buyer’s rights and remedies contained in this Deed are cumulative and not exclusive of rights or remedies provided by law.

15.4	Except to the extent that they have been performed and except where this Deed provides otherwise, the obligations contained in this Deed shall remain in force after Completion.

15.5	If any payment under clause 7 will be or has been subject to Tax, the Seller shall on demand from the Buyer pay to the Buyer the amount (after taking into account Tax payable in respect of the amount) that will ensure that the Buyer receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

16.	ENTIRE AGREEMENT

16.1	This Deed and the DL Agreement constitute the entire agreement and supersede any previous agreement between the parties relating to the subject matter of this Deed.

16.2	The Buyer acknowledges that it has not relied on or been induced to enter into this Deed by any representation, warranty or undertaking (whether contractual or otherwise) given by the Seller other than the Warranties or otherwise as set out in this Deed or the DL Agreement.

16.3	The Seller acknowledges and represents that it has not relied on or been induced to enter into this Deed by any representation, warranty or undertaking (whether contractual or otherwise) given by the Buyer or any adviser or provider of finance to the Buyer.

16.4	Nothing in this clause 16 shall have the effect of limiting or restricting any liability arising as a result of any fraud, wilful misconduct or wilful concealment or for personal injury or death resulting from negligence.

17.	ASSIGNMENT

The Buyer may assign and transfer any of its rights under this Deed in whole or in part to any member of the New World group of Companies without restriction. Subject to the foregoing sentence, neither party may assign and transfer any of its rights under this Deed without the other party’s written consent.

18.	NOTICES

18.1	A notice or other communication under or in connection with this Deed (a “Notice”) shall be:

18.1.1	in writing;

18.1.2	in the English language; and

18.1.3	delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or by fax to the party due to receive the Notice to the address set out in clause 18.3 or to another address or fax number specified by that party by not less than seven days’ written notice to the other party.

18.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

18.2.1	delivered personally, when left at the address referred to in clause 18.1.3;

18.2.2	sent by mail, except air mail, two Business Days after posting it;

18.2.3	sent by air mail, six Business Days after posting it; and

18.2.4	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

18.3	The address referred to in clause 18.1.3 is:

Name of party	Address	Facsimile No.	Marked for the attention of

The Seller	831 Martin Ave., Santa Clara, CA 95050, the USA	1-408-986-8988	Mr. Dennis Ing

The Buyer	33/F, New World Tower, Tower I, 18 Queen’s Road, Central, Hong Kong	852-2525-9530	Mr. Johnny Chiu/Ms. Coris Lam

19.	GOVERNING LAW AND JURISDICTION

19.1	This Deed is governed by Hong Kong law.

19.2	The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising from or connected with this Deed (a “Dispute”).

19.3	The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

19.4	This clause is for the benefit of the Buyer only. As a result it does not prevent the Buyer from taking proceedings relating to a Dispute (“Proceedings”) in any other courts with jurisdiction. To the extent allowed by law, the Buyer may take concurrent Proceedings in any number of jurisdictions.

19.5	The parties agree that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on the

Seller in accordance with clause 18. These documents may, however, be served in any other manner allowed by law. This clause applies to all Proceedings wherever started.

20.	COUNTERPARTS

This Deed may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same deed.

IN WITNESS whereof this Deed has been duly executed the day and year first above written.

The common seal of	)
BYAIR CORPORATION	)
was hereto affixed	)
in the presence of:	)	/s/ Dennis R. Ing

The common seal of	)
GENERAL WIRELESS	)
TECHNOLOGIES INC.	)
was hereto affixed	)
in the presence of:	)	/s/ Douglas Wing Tak Chan